Pricing supplement no. 172
*To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 157-A-II dated December 11, 2008*

Registration Statement No. 333-155535
Dated April 27, 2009
Rule 424(b)(2)

JPMORGAN CHASE & CO.

Structured Investments	**$827,000** **Principal Protected Notes Linked to the JPMorgan Optimax Market-Neutral Index due January 31, 2013**

General

- Senior unsecured obligations of JPMorgan Chase & Co. maturing January 31, 2013*.
- Cash payment at maturity of principal plus the Additional Amount†, as described below.
- The notes are designed for investors who seek exposure to any appreciation of the JPMorgan Optimax Market-Neutral Index over the term of the notes. Investors should be willing to forgo interest payments while seeking full principal protection at maturity.
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes priced on April 27, 2009 and are expected to settle on or about April 30, 2009.
- **The terms of the notes as set forth below, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 157-A-II, will supersede the terms set forth in product supplement no. 157-A-II. In particular, please refer to "Supplemental Information Relating to Postponement of the Observation Date" in this pricing supplement for more information.**

Key Terms

Index:	The JPMorgan Optimax Market-Neutral Index (the "Index"). For additional information about the Index, please see the section "JPMorgan Optimax Market-Neutral Index" on page PS-1 of this pricing supplement.
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount†, which may be zero.
Additional Amount†:	The Additional Amount† per $1,000 principal amount note paid at maturity will equal $1,000 x the Index Return x the Participation Rate; *provided* that the Additional Amount† will not be less than zero.
Participation Rate:	145%.
Index Return:	$$\frac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$$
Initial Index Level:	The Index closing level on the pricing date, which was 89.6623.
Ending Index Level:	The Index closing level on the Observation Date.
Observation Date:	January 28, 2013*
Maturity Date:	January 31, 2013*
CUSIP:	48123LP40

* Subject to postponement in the event of a market disruption event and as described under "Description of Notes – Payment at Maturity" in the accompanying product supplement no. 157-A-II.

† Subject to the impact of a commodity hedging disruption event as described under "General Terms of Notes—Market Disruption Events" and "General Terms of Notes—Consequences of a Commodity Hedging Disruption Event" in the accompanying product supplement no. 157-A-II. In the event of a commodity hedging disruption event, we have the right, but not the obligation, to cause the calculation agent to determine on the commodity hedging disruption date the value of the Additional Amount payable upon maturity. Under these circumstances, the value of the Additional Amount payable upon maturity will be determined prior to, and without regard to the level of the Index on, the Observation Date.

Investing in the Principal Protected Notes involves a number of risks. See "Risk Factors" beginning on page PS-6 of the accompanying product supplement no. 157-A-II and "Selected Risk Considerations" beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$56.40	$943.60
Total	$827,000	$46,642.80	$780,357.20

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) If the notes priced today, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $56.40 per $1,000 principal amount note and will use a portion of that commission to allow selling concessions to other dealers of between $30.00 to $32.50 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. The concessions of between $30.00 to $32.50 include concessions to be allowed to selling dealers and concessions to be allowed to any arranging dealer. See "Plan of Distribution" beginning on page PS-59 of the accompanying product supplement no. 157-A-II.

*The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The notes are **not** guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.*

J.P.Morgan

April 27, 2009

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 157-A-II dated December 4, 2008. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated April 1, 2009 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 157-A-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 157-A-II dated December 11, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005928/e33846_424b2.pdf

- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005868/e33770_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

JPMorgan Optimax Market-Neutral Index

The JPMorgan Optimax Market-Neutral Index (the "Index") was developed and is maintained by J.P. Morgan Securities Ltd. ("JPMSL"), one of our affiliates. JPMSL acts as the calculation agent for the Index (the "Optimax Calculation Agent"). The Index references the value of a synthetic portfolio of 18 commodity constituents, each of which is a sub-index of the S&P GSCI™ Index ("S&P GSCI™") and is intended to serve as a benchmark value for a particular commodity.

The Index employs a strategy that is based on modern portfolio theory and momentum theory. Each month, the Optimax Calculation Agent will rebalance the Index to take synthetic long and short positions in the Constituents based on mathematical rules that account for the following variables: (a) the returns of each Constituent over the preceding twelve months, which are used to determine the estimated return of each Constituent in the following month (after accounting for any effects of seasonality), (b) the covariance between the Constituents, which is a measure of the degree to which two Constituents change relative to each other, (c) the volatility of the Constituents over the preceding three months and the preceding twelve months; and (d) constraints applicable to the weights of the Constituents of each Index.

The Optimax Market-Neutral Index is rebalanced monthly in a manner that resets the aggregate weighting of the Constituents to zero and applies certain volatility and diversification constraints. After accounting for these factors, the Index will generally take long synthetic positions in the Constituents with positive estimated future returns and short synthetic positions in the Constituents with negative estimated future returns (although in certain circumstances, the Index might take short synthetic positions in Constituents with positive estimated future returns or long synthetic positions in Constituents with negative estimated future returns to account for seasonality of certain commodities).

The rebalancing algorithm is intended to take advantage of the insights of modern portfolio theory and momentum theory. Modern portfolio theory analyzes the relationship between assets contained within a portfolio, and allocates the weights of those assets in an effort to obtain an "efficient" portfolio (*i.e.*, a portfolio with the highest expected return for a given level of risk). Momentum theory seeks to capitalize on positive and negative trends in the levels of the Constituents on the assumption that if certain Constituents performed well or poorly in the past, they will continue to perform well or poorly in the future.

The value of the JPMorgan Optimax Market-Neutral Index is the value of the synthetic portfolio, less a hypothetical replication adjustment factor in the form of a fee of 0.96% per annum.

The value of the JPMorgan Optimax Market-Neutral Index is published each trading day under the Bloomberg ticker symbol "CMDTOMER".

See "The JPMorgan Optimax Market-Neutral Index" in the accompanying product supplement no. 157-A-II for more information on the Index. The rules governing the JPMorgan Optimax Market-Neutral Index can be found in Annex A to the accompanying product supplement no. 157-A-II.

Supplemental Information Relating to Postponement of the Observation Date

For purposes of the notes offered by this pricing supplement, the information set forth under "Description of Notes — Notes with a maturity of more than one year" in the accompanying product supplement no. 157-A-II is deemed to be replaced by the following:

"The Observation Date is subject to postponement as described below. If the Observation Date is not a trading day or if there is a market disruption event on the Observation Date, the Observation Date will be postponed to the immediately succeeding trading day during which no market disruption event shall have occurred or be continuing; *provided* that (i) if the Optimax Calculation Agent published a closing level for the Index for the Observation Date on the Observation Date but on or prior to such succeeding trading day retroactively publishes an updated closing level for the Index for the Observation Date, the calculation agent will determine the Index closing level for the Observation Date using such retroactively updated closing level; (ii) if the Optimax Calculation Agent published a closing level for the Index for the Observation Date on the Observation Date and on or prior to such succeeding trading day does not retroactively publish an updated closing level for the Index for the Observation Date, the calculation agent will determine the Index closing level for the Observation Date using the originally published closing level; (iii) if the Optimax Calculation Agent did not publish a closing level for the Index for the Observation Date on the Observation Date but on or prior to such succeeding trading day retroactively publishes a closing level for the Index for the Observation Date, the calculation agent will determine the Index closing level for the Observation Date using such retroactively published closing level; and (iv) if the Optimax Calculation Agent did not publish a closing level for the Index for the Observation Date on the Observation Date and on or prior to such succeeding trading day does not retroactively publish a closing level for the Index for the Observation Date, the calculation agent will determine the Index closing level for the Observation Date using the closing level of the Index published on such succeeding trading day.

In no event, however, will the Observation Date be postponed more than ten business days following the date originally scheduled to be the Observation Date. If the tenth business day following the date originally scheduled to be the Observation Date is not a trading day or if there is a market disruption event on such tenth business day, the calculation agent will determine the Index closing level on such date in accordance with the formula for and method of calculating the Index closing level last in effect prior to commencement of the market disruption event (or prior to the non-trading day), using the relevant contract price (or, if trading in the relevant commodity futures contract has been materially suspended or materially limited, the calculation agent's good faith estimate of the relevant contract price that would have prevailed but for such suspension or limitation or non-trading day) on such tenth business day of each commodity futures contract most recently constituting the Index.

Selected Purchase Considerations

- **PRESERVATION OF CAPITAL AT MATURITY** — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Index. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **APPRECIATION POTENTIAL** — At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Index Return x the Participation Rate, *provided* that this payment (the Additional Amount) will not be less than zero.

- **RETURN LINKED TO DYNAMIC BASKET OF SUB-INDICES REFERENCING CERTAIN SUB-ASSET CLASSES OF THE GLOBAL COMMODITY MARKET** — The return on the notes is linked to the performance of the JPMorgan Optimax Market-Neutral Index. The Index references the value of a synthetic portfolio drawn from certain sub-indices of the S&P GSCI™ using an investment strategy that is based on modern portfolio theory and momentum theory. The Index is not representative of a pure commodity allocation and is not designed to replicate or track commodity markets or any of its Constituents. Rather, the Index seeks to deliver a market-neutral investment in commodities. The rebalancing method seeks to capitalize on positive or negative trends in the U.S. dollar level of the Constituents on the assumption that if particular Constituents performed well or poorly in the past, they will continue to perform well or poorly in the future. See "The JPMorgan Optimax Market-Neutral Index" in the accompanying product supplement no. 157-A-II.

- **TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 157-A-II. Subject to the limitations described therein, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes will be treated for U.S. federal income tax purposes as "contingent payment debt instruments." You will generally be required to recognize interest income in each year at the "comparable yield," as determined by us, although we may not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in your notes. Generally, amounts received at maturity or earlier sale or exchange in excess of your basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous inclusions with respect to your notes, which will be deductible against other income (*e.g.*, employment and interest income), with the balance treated as capital loss, which may be subject to limitations. Special rules may apply if the Additional Amount is determined prior to the Observation Date as a result of a commodity hedging disruption event. You should consult your tax adviser concerning the application of these rules. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in notes, including the treatment of the difference, if any, between their basis in their notes and the notes' adjusted issue price. Subject to certain assumptions and representations received from us, the discussion in the preceding paragraph, when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell regarding the material U.S. federal income tax consequences of owning and disposing of notes.

- **COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE** — We have determined that the comparable yield is an annual rate of 5.23% , compounded semiannually. Based on our determination of the comparable yield, the "projected payment schedule" per $1,000 note consists of a single payment at maturity, equal to $1,213.78.
  Assuming a semi-annual accrual period, the following table states the amount of OID that will accrue with respect to a note during each calendar period , based upon our determination of the comparable yield and the projected payment schedule:

Calendar Period	Accrued OID During Calendar Period (per $1,000 note)	Total Accrued OID from Original Issue Date per $1,000 note as of End of Calendar Period
April 30, 2009 through December 31, 2009..............................	$35.10	$35.10
January 1, 2010 through December 31, 2010............................	$54.85	$89.95
January 1, 2011 through December 31, 2011............................	$57.75	$147.70
January 1, 2012 through December 31, 2012............................	$60.81	$208.51
January 1, 2013 through January 31, 2013...............................	$5.27	$213.78

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the S&P GSCI™ , any sub-indices of the S&P GSCI™, in any of the commodities the futures contracts of which determine the levels of S&P GSCI™ sub-indices or the Constituents of the Index, or in any contracts relating to such commodities for which there is an active secondary market. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 157-A-II dated December 11, 2008.

- **MARKET RISK** — The return on the notes at maturity is linked to the performance of the Index, and will depend on whether, and the extent to which, the Index Return is positive. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE INDEX RETURN IS ZERO OR NEGATIVE.

- **THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT** — You may receive a lower payment at maturity than you would have received if you had invested directly in the S&P GSCI™, in any of the S&P GSCI™ sub-indices, in any of the commodities the futures contracts of which determine the levels of S&P GSCI™ sub-indices, or the Constituents of the Index, or in any contracts relating to such commodities for which there is an active secondary market. If the Ending Index Level does not exceed the Initial Index Level, the Additional Amount will be zero. This will be true even if the value of the Index was higher than the Initial Index Level at some time during the life of the notes but falls below the Initial Index Level on the Observation Date.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** – While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **THE HYPOTHETICAL REPLICATION ADJUSTMENT FACTOR OF 0.96% PER ANNUM REDUCES YOUR PAYMENT AT MATURITY ON THE NOTES** — The 0.96% per annum hypothetical replication adjustment factor will reduce the value of the Index relative to the value of the constituents on each Optimax Valuation Date. Accordingly the constituents that comprise the Index will need to increase by an amount that is greater than 0.96% per annum in order for you to receive a payment at maturity in excess of your principal amount.

- **THE JPMORGAN OPTIMAX MARKET-NEUTRAL INDEX IS NOT REPRESENTATIVE OF A PURE COMMODITIES ALLOCATION AND IS NOT DESIGNED TO REPLICATE OR TRACK COMMODITIES MARKETS, THE S&P GSCI™ OR ANY OR ALL OF THE SUB-INDICES OF THE S&P GSCI™** — The Index seeks to replicate a synthetic portfolio that references certain S&P GSCI™ sub-indices, but its performances will not reflect the underlying performance of the commodities markets as a whole. The Index is designed to create the largest expected return, within certain constraints, through a synthetic investment in long and short positions. The S&P GSCI™, in contrast, seeks to allocate weights based on the relative importance of component commodities within the overall economy and assumes relatively constant exposure to specific commodity positions. The Index is not designed to replicate or track commodities markets, the S&P GSCI™ or any or all of the sub-indices of the S&P GSCI™. For any given period, the commodities markets, the S&P GSCI™ or any or all of the sub-indices of the S&P GSCI™ may have positive or significantly positive performance, and the Index may have negative or significantly negative performance, in absolute terms or relative to the S&P GSCI™ or any of its sub-indices. An increase in the value of commodities will not necessarily result in an increase in the values of the Index.

- **INVESTMENTS RELATED TO THE VALUE OF COMMODITIES TEND TO BE MORE VOLATILE THAN TRADITIONAL SECURITIES INVESTMENTS** — The market values of commodities tend to be highly volatile. Commodity market values are not related to the value of a future income or earnings stream, as tends to be the case with fixed-income and equity investments, but are subject to variables that are specific to commodities markets. These variables include changes in supply and demand relationships, governmental programs and policies, national and international monetary, trade, political and economic events, changes in interest and exchange rates, speculation and trading activities in commodities and related contracts, weather, and agricultural, trade, fiscal and exchange control policies. These factors may have a larger impact on commodity prices and commodity-linked instruments than on traditional fixed-income and equity securities. These variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities. These and other factors may affect the levels of the constituents included from time to time in the Index, and thus the value of your notes, in unpredictable or unanticipated ways. The high volatility and cyclical nature of commodity markets may render these investments inappropriate as the focus of an investment portfolio.

- **COMMODITY FUTURES CONTRACTS ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES** — The commodity futures contracts that underlie the Constituents of the Index are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the notes and affect the value of the Index. The United States Congress has considered legislation that might, if enacted, establish limits on positions in commodity futures contracts or eliminate or modify exemptions from already-existing position limits. Such restrictions may result in the Optimax Calculation Agent exercising its discretionary right under the Index Rules to exclude or substitute constituents of the Index, which may, in turn, have a negative effect on the level of the Index and your payment at maturity. Please see "The JPMorgan Optimax Market-Neutral Index — Extraordinary Events Affecting the Optimax Market-Neutral Index and its Constituents" in the accompanying product supplement no. 157-A-II for more information. In addition, we or our affiliates may be unable as a result of such restrictions to effect transactions necessary to hedge our obligations under the notes, in which case we may, in our sole and absolute discretion, cause the note calculation agent to determine the value of the Additional Amount for your notes early, on the date on which a commodity hedging disruption event occurred, which may be significantly earlier than the Observation Date. If the Additional Amount for your notes is determined early as the result of a commodity hedging disruption event, the amount due and payable on your notes will be due and payable only at maturity and the amount you receive at maturity will not reflect any further appreciation of the Index after such early determination. Please see "General Terms of Notes— Market Disruption Events" and "General Terms of the Notes — Consequences of a Commodity Hedging Disruption Event" in the accompanying product supplement no. 157-A-II for more information.

- **OWNING THE NOTES INVOLVES THE RISKS ASSOCIATED WITH THE INDEX'S MOMENTUM INVESTMENT STRATEGY** — The Index employs a mathematical model intended to implement what is generally known as a momentum investment strategy, which seeks to capitalize on positive and negative market price trends based on the supposition that positive and negative market price trends may continue. This strategy is different from a strategy that seeks long-term exposure to a portfolio consisting of constant components with fixed weights. The Index may fail to realize gains that could occur as a result of holding a commodity that has experienced price declines, but after which experiences a sudden price spike, or has experienced price increases, but after which experiences a sudden price decline. Further, the rules of the Index limit exposure to rapidly appreciating or depreciating Constituents. This is because the Index rebalances its exposure to Constituents each month so that the weight assigned to any one Constituent is not less than -10% or greater than 10%. By contrast, a synthetic portfolio that does not rebalance monthly in this manner could see greater compounded gains over time through greater exposure to a consistently and rapidly appreciating or depreciating constituent.

- **OWNING THE NOTES IS NOT THE SAME AS OWNING ANY COMPONENTS OF THE S&P GSCI™ WHICH ARE CONSTITUENTS OF THE INDEX, OR COMMODITIES CONTRACTS THAT UNDERLIE THE CONSTITUENTS OF THE INDEX** — The return on your notes will not reflect the return you would realize if you actually held or sold short the commodity contracts replicating the constituents of the Index. The Index's synthetic portfolio is a hypothetical construct that does not hold any underlying assets of any kind. As a result, a holder of the notes will not have any direct or indirect rights to any commodity contracts or interests in the constituents. Furthermore, the Index's synthetic portfolio is subject to monthly rebalancing and the assessment of a hypothetical replication adjustment factor, a fee assessed at an annual rate of 0.96%, that will reduce the value of the Index relative to the value of the Constituents.

- **BECAUSE THE INDEX MAY INCLUDE NOTIONAL SHORT POSITIONS, THE INDEX MAY BE SUBJECT TO ADDITIONAL RISKS** — The Index employs a technique generally known as "long-short" strategy. This means the Index could include a number of notional long positions and a number of notional short positions. Unlike long positions, short positions are subject to unlimited risk of loss because there is no limit on the amount by which the price that the relevant asset may appreciate before the short position is closed. It is possible that any notional short position included in the Index may appreciate substantially with an adverse impact on the Index value and your notes.

- **THE INDEX HAS A LIMITED HISTORY** — The Index was established on May 6, 2008, and therefore its historical performance is limited. In addition, the Index Rules were not formalized until June 27, 2008 and were amended on December 2, 2008. For the period from and including May 6, 2008 to, but excluding, June 27, 2008, the Index was calculated using formulas that were substantially similar to the formulas set forth in the Index Rules. Back-testing or similar analysis in respect of the Index must be considered illustrative only and may be based on estimates or assumptions not used by the calculation agent when determining the Index values.

- **NO INTEREST** — As a holder of the notes, you will not receive any interest payments.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI, intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as Optimax Calculation Agent, which is the entity that calculates the Index values, and acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the Optimax Calculation Agent, the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
In addition, the policies and judgments for which JPMSL is responsible could have an impact, positive or negative, on the level of the Index and the value of your notes. JPMSL is under no obligation to consider your interests as an investor in the notes. Furthermore, the inclusion of the Constituents in the Index is not an investment recommendation by us or JPMSL of the Constituents, or any of the commodity futures contracts underlying the Constituents.

- **OUR AFFILIATE, J.P. MORGAN SECURITIES LTD., IS THE OPTIMAX CALCULATION AGENT AND MAY ADJUST THE INDEX IN A WAY THAT AFFECTS ITS LEVEL** — JPMSL, one of our affiliates, acts as the Optimax Calculation Agent and is responsible for calculating and maintaining the Index and developing the guidelines and policies governing its composition and calculation. Although judgments, policies and determinations concerning the Index are made by JPMSL, JPMorgan Chase & Co., as the parent company of JPMSL, ultimately controls JPMSL.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** – In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Index and its Constituents;
  - the time to maturity of the notes;
  - the market price of the physical commodities upon which the futures contracts that compose the Constituents are based;
  - interest and yield rates in the market generally;

- economic, financial, political, regulatory, geographical, agricultural, meteorological or judicial events that affect the commodities underlying the Constituents or markets generally and which may affect the value of the commodity futures contracts, and thus the closing levels of the Constituents; and
- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Index Return from -80% to +80% and reflects the Participation Rate of 145% and assumes an Initial Index Level of 90. The following results are based solely on the hypothetical example cited. The hypothetical payments at maturity set forth below are for illustrative purposes only and may not be the actual payments at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Index Return x Participation Rate (145%)	Additional Amount		Principal		Payment at Maturity
162.00	80.00%	116.00%	$1160.00	+	$1,000	=	$2,160.00
153.00	70.00%	101.50%	$1015.00	+	$1,000	=	$2,015.00
144.00	60.00%	87.00%	$870.00	+	$1,000	=	$1,870.00
135.00	50.00%	72.50%	$725.00	+	$1,000	=	$1,725.00
126.00	40.00%	58.00%	$580.00	+	$1,000	=	$1,580.00
117.00	30.00%	43.50%	$435.00	+	$1,000	=	$1,435.00
108.00	20.00%	29.00%	$290.00	+	$1,000	=	$1,290.00
99.00	10.00%	14.50%	$145.00	+	$1,000	=	$1,145.00
94.50	5.00%	7.25%	$72.50	+	$1,000	=	$1,072.50
90.00	0.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
81.00	-10.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
72.00	-20.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
63.00	-30.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
54.00	-40.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
45.00	-50.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
36.00	-60.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
27.00	-70.00%	0.00%	$0.00	+	$1,000	=	$1,000.00
18.00	-80.00%	0.00%	$0.00	+	$1,000	=	$1,000.00

Hypothetical Examples of Amounts Payable At Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 90 to an Ending Index Level of 108.
Because the Ending Index Level of 108 is greater than the Initial Index Level of 90, the Additional Amount is equal to $290 and the payment at maturity is equal to $1,290 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times [(108-90)/90] \times 145\%) = \$1,290$$

Example 2: The level of the Index decreases from the Initial Index Level of 90 to an Ending Index Level of 72.
Because the Ending Index Level of 72 is lower than the Initial Index Level of 90, the payment at maturity per $1,000 principal amount note is the principal amount of $1,000.

Example 3: The level of the Index increases from the Initial Index Level of 90 to an Ending Index Level of 99.
Because the Ending Index Level of 99 is greater than the Initial Index Level of 90, the Additional Amount is equal to $145 and the payment at maturity is equal to $1,145 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times [(99-90)/90] \times 145\%) = \$1,145$$

Historical Information

The following graph sets forth the hypothetical back-tested performance of the Index based on the hypothetical back-tested weekly Index closing level from January 2, 2004 through May 2, 2008, and the historical performance of the Index based on the weekly Index closing level from May 9, 2008 through April 24, 2009. The Index was established on May 6, 2008. The Index closing level on April 27, 2009 was 89.6623. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The hypothetical back-tested and historical values of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing levels on the Observation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment in excess of your principal amount. The data for the hypothetical back-tested performance of the Index set forth in the following graph was calculated on materially the same basis on which the performance of the Index is now calculated. Hypothetical daily performance data for the Index is net of the hypothetical replication adjustment factor, a fee assessed at an annual rate of 0.96%.



The hypothetical historical values above have not been verified by an independent third party. The back-tested, hypothetical historical results above have inherent limitations. These back-tested results are achieved by means of a retroactive application of a back-tested model designed with the benefit of hindsight.

Alternative modeling techniques or assumptions would produce different hypothetical historical information that might prove to be more appropriate and that might differ significantly from the hypothetical historical information set forth above. Hypothetical back-tested results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical historical information that forms part of the information contained in the chart above.